Mail Stop 4720

February 23, 2010

Via U.S. Mail and Facsimile – (260)427-7181

Richard R. Sawyer
Chief Financial Officer
Tower Financial Corporation
116 East Berry St.
Fort Wayne, IN 46802

Re: Tower Financial Corporation
        Form 10-K for the period ended December 31, 2008
        Forms 10-Q for 2009

Dear Mr. Sawyer:

    We have completed our review of the above referenced files and have no further
comment at this time.

        Sincerely,

        Kevin W. Vaughn
        Branch Chief